

February 8, 2021

Mandy Fields
Chief Financial Officer
e.l.f. Beauty, Inc.
570 10th Street
Oakland, CA 94607

> **Re: e.l.f. Beauty, Inc.**
> **Form 10-K for the year ending March 31, 2020**
> **Filed May 28, 2020**
> **File No. 001-37873**

Dear Ms. Fields:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ending March 31, 2020

Results of Operations, page 41

1. Please revise the discussion of your results of operations throughout to quantify the impact of the factors discussed and, where appropriate, to discuss the underlying causes of intermediate effects as required by Item 303(a)(3) of Regulation S-K. For example, in your discussion of net sales, please quantify the offsetting impact of increased productivity across retail and e-commerce channels and the impact on sales from the store closures. Discuss the underlying efforts and events that have driven the increased productivity and how that productivity resulted in additional sales. This comment applies to discussion throughout MD&A in your annual and quarterly reports. See SEC Release 33-8350 for additional guidance.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracey McKoy, Staff Accountant, at (202)551-3772 or, Terence O'Brien, Accounting Branch Chief, at (202)551-3355 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences